PUBLIC

[redacted]

15047318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-52064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADIA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 SECOND AVENUE, SUITE 1200
(No. and Street)

SEATTLE WA 98104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LISA RHEE 206-436-2562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH BUNDAY BERMAN BRITTON, P.S.
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, SUITE 240 BELLEVUE WA 98005-1959
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LISA RHEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADIA CAPITAL, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA S. MANSFIELD
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 9-29-18

Signature

CONTROLLER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADIA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

INDEPENDENT AUDITOR'S REPORT

SMITH BUNDAY BERMAN BRITTON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Cascadia Capital, LLC
Seattle, Washington

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Cascadia Capital, LLC (a wholly-owned subsidiary of Cascadia Capital Holdings, LLC) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Cascadia Capital, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cascadia Capital, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Smith Bunday Berman Britton, P.S.

Bellevue, Washington
February 18, 2015

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$10,091,178
Receivables, net	108,628
Prepaid and other assets	789,306
Investments	500,147
Total assets	$11,489,259
LIABILITIES	
Accounts payable	$110,110
Accrued liabilities	8,600,555
Total liabilities	8,710,665
MEMBER'S EQUITY	2,778,594
Total liabilities and member's equity	$11,489,259

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 (date of inception) and currently has the principal purpose of acting as a broker-dealer and investment banking advisor focusing nationally on companies in the following areas: energy, information technology, consumer and retail, business services, manufacturing, transportation, and sustainable industries. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

The Company's revenues consist primarily of success fees, engagement fees and occasionally fees earned for other professional services. Revenue is recognized when realizable and earned as defined by when the Company has substantially completed its obligations per the client agreement.

Success fees are specified in the agreement and are typically a percentage of the transaction amount but may be also be a set, agreed upon fee. Such fees are usually recognized at the time the client transaction closes dependent upon any additional performance obligations or contingencies.

Engagement fees are standard for new clients and may be set up as a monthly fee over a specified period of time or a single payment upfront. In the event of a monthly fee, revenue is recognized ratably over the term of the agreement. Non-refundable, single payment fees received at the beginning of an engagement are deferred and recognized ratably over the estimated term that services are provided.

NOTE 1 – continued:

Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member, and are not included in the accompanying financial statements.

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. Credit is extended on evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are due based on the terms of the signed agreement and are stated at amounts due from clients net of an allowance for doubtful accounts, if considered necessary by management. As of December 31, 2014, there was no allowance recorded against receivables. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. At its discretion, the Company may assess finance charges on its past due receivables.

The accounts receivable serve as collateral on the Parent's line of credit.

Concentration of Credit Risk -

Accounts maintained at the Company's bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in USD, however, on occasion it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency translation adjustments, if any, is not significant.

Use of Estimates –

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CASH AND CASH EQUIVALENTS

The company considers amounts due from banks and all highly liquid investments with original maturity of three months or less to be cash equivalents. As of December 31, 2014, the Company had cash and cash equivalents in the amount of $10,091,178.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent whereby the Parent pays certain expenses which are liabilities of the Parent, but charges the related use of these expenses to the Company. At December 31, 2014, the Company has no outstanding liability to the Parent relating to these expenses. During 2014, the amounts charged to the Company from the Parent totaled $202,798.

The Parent is named in the office lease in which the Company resides. All expenses relating to this lease are recorded monthly by the Company. During 2014, the Company recorded lease expenses totaling $290,197.

The Company through its Parent, as sponsor, has a 401(k) plan that covers eligible employees. Pursuant to the Plan, the Company may make matching contributions at its discretion. For 2014, no matching contributions to the Plan were made by the Company. The Company recorded $3,700 of expense regarding this Plan during 2014.

NOTE 4 – INVESTMENTS

The Company adopted ASC Topic 820 as of January 1, 2009, which establishes a hierarchy for inputs used in measuring fair value, and which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing investments, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing the investments developed based on the best information available in the circumstances. The hierarchy is broken down into three levels as follows:

- Level I- Valuations based on quoted prices in active markets for identical investments that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

- Level II- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. The types of investments included in this category are certificates of deposit with Financial Institutions. The fair market values for which are determined using the interest rate in effect and the remaining time to maturity.

NOTE 4 – continued:

- Level III- Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs to determine fair value require significant judgment or estimation by the Company. The types of investments included in this category would be debt and equity securities issued by private entities.

The following table summarizes the fair value categories into which the Company's investments fall as of December 31, 2014.

	Total	Level I	Level II	Level III
Certificates of deposit	$500,147	$ -	$500,147	$ -

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company is approved to conduct limited securities business under SEC Rule 15c3-1 and therefore has a minimum net capital requirement of the greater of $5,000 or six and two thirds percent (6 2/3%) of aggregate indebtedness. At December 31, 2014, the Company's net capital was $1,862,262 which was $1,281,551 in excess of its required net capital of $580,711. The Company's ratio of aggregate indebtedness to net capital was 4.68 to 1.

NOTE 6 - CUSTOMER RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS

The Company does not receive or hold client funds or securities and operates pursuant to exemption (k)(2)(i) of SEC Rule 15c3-3.

NOTE 7 – COMMITMENTS, CONTINGENCIES OR GUARANTEES

The Company is involved in arbitration proceedings with a former client as well as certain individual shareholders of such client. The shareholders contend that among other claims, the Company was grossly negligent in performing its services, while the Company contends it is owed fees from the shareholders and former client as part of the completed transaction. At this time, the Company believes it has substantial defenses in this matter and the potential loss is not probable or estimable. However, a future judgment or settlement could have a material adverse effect on the Company's results of operations in the period incurred.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2015, the date which the financial statements were available to be issued.